U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                  Joning Corp.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


             Nevada                                              88-0376372
 ------------------------------                               -----------------
(State or other jurisdiction of                              (IRS Employer
 incorporation or organization)                              Identification No.)


                      2311 Bear Hills Court, Draper, Utah          84020
                     --------------------------------------       --------
                    (Address of principal executive offices)     (zip code)

                     Issuer's telephone number (801)553-2150
                                              --------------

           Securities to be registered under Section 12(b) of the Act:

        Title of each class                Name of each exchange on which
        to be so registered                each class is to be registered
        -------------------                ------------------------------

               None                                     N/A
            ----------                              ----------

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                                 --------------
                                (Title of class)

                                  Joning Corp.
                                   Form 10-SB


                                Table of Contents
                                                                           Page

                                     Part I
                                     ------

Item 1.  Description of Business                                             1
Item 2.  Management's Discussion and Analysis or Plan of Operations         13
Item 3.  Description of Property                                            14
Item 4.  Security Ownership of Certain Beneficial Owners and Management     14
Item 5.  Directors, Executive Officers, Promoters, and Control Persons      15
Item 6.  Executive Compensation                                             16
Item 7.  Certain Relationships and Certain Transactions                     17
Item 8.  Description of Securities                                          17

                                     Part II
                                     -------

Item 1.  Market Price and Dividends on the Registrant's Common              18
                Equity and other Shareholder Matters
Item 2.  Legal Proceedings                                                  18
Item 3.  Changes in and Disagreements with Accountants                      19
Item 4.  Recent Sales of Unregistered Securities                            19
Item 5.  Indemnification of Directors and Officers                          19

                                    Part F/S
                                    --------

Independent Auditors Report and Financial Statements                       F-1

                                    Part III
                                    --------

Index to Exhibits and Description of Exhibits                               19

Signatures                                                                  20


                                        i

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                                     PART I

Item 1.   Description of Business.

          Joning Corp. (the "Company") was incorporated under the laws of the state of Nevada on October 8, 1997 under the name GSE Group, Inc. On October 20, 1997, the Company changed its name to Global Stock Exchange Corp and on April 18, 2000, the Company changed its name to Joning Corp. The Company was formed to provide consulting services primarily in the area of reverse mergers between public shell corporations and private companies that wanted to gain access to public trading markets through merger or other reorganization with public shell corporations. The Company, through its network of web sites, would be contacted either by principals or others seeking to execute mergers and acquisitions, and the Company would put the parties together and assist in the completion of the transaction. The Company commenced operations in January, 1999. For the year ended August 31, 2001, the Company's revenues were $5,625. For the Company's first full year of operations ending August 31, 2001, the Company's revenues were $131,601. In May, 2000, the Securities and Exchange Commission (the "SEC") advised the Company that it was the SEC's position that the Company was in violation of certain provisions of the Securities Exchange Act of 1934, in that it was acting as a broker in connection with the conduct of its business, and that acting in such capacity without registration as a broker was improper. In July 2000, as a result of the SEC's position regarding the Company's reverse merger activities, the Company ceased its business activities and transferred all assets and liabilitites to its principal shareholder Kading Companies, S.A. On December 12, 2000, the Company consented to the issuance of a cease and desist order and a civil monetary penalty.

          In the course of its business, the Company introduced parties and negotiated reverse mergers of private companies with public shells. The Company acted as lead consultant in the transactions and provided other services including review of due diligence documentation and negotiations of the terms of the mergers. The Company's revenues generated subsequent to the cessation of its business in December 2000 resulted from the sales of securities held by the Company.

          The Company has elected to initiate the process of voluntarily becoming a reporting Company under the Securities Exchange Act of 1934 by filing this Form 10-SB registration statement. Following the effective date of this registration statement, the Company intends to comply with the periodical reporting requirements of the Securities Exchange Act of 1934 and to seek to complete a business acquisition transaction.

          The Company may be referred to as a "shell corporation" and once trading on the NASD Bulletin Board, a "trading and reporting shell corporation." Shell corporations have zero or nominal assets and typically no stated or contingent liabilities. Private companies wishing to become publicly trading may wish to merge with a shell (a "reverse merger") whereby the shareholders of the private Company become the majority of the shareholders of the combined Company. The private Company may purchase for cash all or a portion of the common share of the shell corporation from its major stockholders. Typically, the Board and officers of the private Company become the new Board and officers of the combined Company and often the name of the private Company becomes the name of the combined Company.

          The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. However, at the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement.

          Prior to the effective date of this registration statement, it is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved with corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses that they represent have a general interest in considering a merger or acquisition with a shell corporation. No direct discussions regarding the possibility of merger are expected to occur until after the effective date of this registration statement. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions. Furthermore, no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to the Company or its current stockholders.

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          The Company's search will be directed toward small and medium-sized enterprises, which have a desire to become public corporations and which are able to satisfy, or which, in the opinion of the Company's management, will in the reasonable near future, be able to meet the minimum tangible asset requirement in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop new products or services or to expand into a new market, or have plans for rapid expansion through acquisition of competing businesses; (iv) or other similar characteristics. The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

          The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

          As a consequence of this registration of its securities, any entity, which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public Company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal stockholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current principal stockholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current principal stockholders relative to their purchase price for such stock. In the Company's judgment, none of the officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when minority stockholders are unable to sell their shares because of the lack of a public market for such shares.

          Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management and board positions with the Company in connection with a change of control or acquisition of a business opportunity (See"Form of Acquisition," below, and "Risk Factors - The Company's
- Lack of Continuity and Management"). In the event of such a resignation, the Company's current management would thereafter have no control over the conduct of the Company's business.

          It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plan, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

          The Company does not foresee that it will enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the forgoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is generally permitted by Nevada law to enter into such a transaction if:

          The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

          The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

          To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other Company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

          It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

          Certain types of business combination or business acquisition transactions may be completed without any requirement that the Company first submit the transaction to the stockholders for their approval. In the event the proposed transaction is structured in such a fashion that stockholder approval is not required, holders of the Company's securities (other than principal stockholders holding a controlling interest) should not anticipate that they will be consulted or that they will be provided with financial statements or any other documentation prior to the completion of the transaction. Other types of transactions require prior approval of the stockholders.

          In the event a proposed business combination or business acquisition transaction is structured in such a fashion that prior stockholder approval is necessary, the Company may be required to prepare an Information Statement describing the proposed transaction, file it with the Securities and Exchange Commission for review and approval, and mail a copy of it to all Company stockholders prior to holding a stockholders meeting for purposes of voting on the proposal. Minority shareholders who do not vote in favor of a proposed transaction will then have the right, in the event the transaction is approved by the required number of stockholders, to exercise statutory dissenters rights and elect to be paid the fair value of their shares.

          The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

          Otherwise, in analyzing potential business opportunities, Company management anticipates that it will consider, among other things, the following factors:

          Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

          The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

          Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming, sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The Company - Regulations of Penny Stocks").

          Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

          The extent to which the business opportunity can be advanced;

          Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

          Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

          The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

          The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

          In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (1) have net tangible assets of at least $4.0 million, or a market capitalization of $50.0 million, or net income of not less than $0.75 million in its latest fiscal year or in two of the last three fiscal years; (2) have a public float (i.e., shares that are not held by any officer, director or 10% stockholder) of at least 1.0 million shares; (3) have a minimum bid price of at least $4.00; (4) have at least 300 round lot stockholders (i.e., stockholders who own not less than 100 shares); and (5) have an operating history of at least one year or have a market capitalization of at least $50.0 million. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

          No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

          The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

          Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible, including, but not limited to, such items as a description of products, services and Company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such Company and its affiliates during the relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger or acquisition transaction; and the like.

          As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

          It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

          Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

          It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of the review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting stock of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

          It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986 as amended, depends upon the issuance to the stockholders of the acquired Company of a controlling interest (i.e., 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal stockholders. See "Description of Business - General."

          It is anticipated that any new securities issued in any reorganization would be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

          The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

          As a general matter, the Company anticipates that it, and/or its principal stockholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specific grounds.

          It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

          The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "Investment Company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

          The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates the reorganization as discussed above. Each of these areas are regulated by the Investment Act, in order to protect purchasers of investment Company securities. Since the Company will not register as an Investment Company, stockholders will not be afforded these protections.

Competition

          The Company expects to encounter substantial competition in its efforts to locate attractive business combination opportunities. The competition may in part come from business development companies, venture capital partnerships and corporations, small investment companies, brokerage firms, and the like. Some of these types of organizations are likely to be in a better position than the Company to obtain access to attractive business acquisition candidates either because they have greater experience, resources and managerial capabilities than the Company, because they are able to offer immediate access to limited amounts of cash, or for a variety of other reasons. The Company also will experience competition from public "blind pool" companies, some of which may also have funds available for use by an acquisition candidate.

Administrative Offices

          The Company currently maintains its office at the office of its President, John O. Jones, 2311 Bear Hills Court, Draper, Utah 84020. The Company's telephone number is (801) 553-2150. Other than this address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees to Mr. Jones for the use of the office.

Employees

          The Company currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.



                                  Risk Factors

Conflicts of Interest

          Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgement in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

          It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interest of other Company shareholders. Depending upon the nature of a proposed transaction, Company shareholders other than the principal shareholders may not be afforded the opportunity to approve or consent to a particular transaction. See "Conflicts of Interest."

Possible Need for Additional Financing

          The Company has very limited funds, and such funds, may not be adequate to take advantage of any available business opportunities. Even if the Company's currently available funds prove to be sufficient to pay for its operations until it is able to acquire an interest in, or complete a transaction with, a business opportunity, such funds will clearly not be sufficient to enable it to exploit the opportunity. Thus, the ultimate success of the Company will depend, in part, upon its' availability to raise additional capital. In the event that the Company requires modest amounts of additional capital to funds its operations until it is able to complete a business acquisition or transaction, such funds, are expected to be provided by the principal shareholders. However, the Company has not investigated the availability, source, or terms that might govern the acquisition of the additional capital which is expected to be required in order to exploit a business opportunity, and will not do so until it has determined the level of need for such additional financing. There is no assurance that additional capital will be available from any source or, if available, that it can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

Regulation of Penny Stocks

          The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purpose of the rule, the phrase "accredited investor" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker dealer must make special suitability determination for the purchaser and receive the purchasers written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of the Company's securities and the ability to purchase the Company's securities to sell such securities in any market that might develop therefor.

          In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 under the Securities Act of 1933, and Rules 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6,
and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market, which might develop.

          Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include
(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

No Recent Operating History

          The Company was incorporated in October, 1997. It commenced business operations in January, 1999 to provide consulting services primarily relating to reverse mergers between public shell corporations and private companies that wanted to gain access to public trading markets through merger or other reorganization with public shell companies. The Company conducted business until December 2000, at which time it terminated business operations upon entering into a consent cease and desist order with the Securities Exchange Commission ("SEC"). Since that time, the Company has had no operating history revenues from operations or assets. Accordingly, the Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforseen costs, expenses, problems and difficulties to which such ventures are subject.

No Assurance of Success or Profitability

          There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

Possible Business - Not Identified and Highly Risky

          The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 " Description of Business."

Type of Business Acquired

          The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not, that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded Company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

Impracticability of Exhaustive Investigation

          The Company's limited funds and lack of full-time management will make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particular dependent in making decisions upon information provided by the promoter, owner, sponsor, or other associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

Lack of Diversification

          Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Need for Audited Financial Statements

          The Company will require audited financial statements from any business that it proposes to acquire. Since the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934 (the "Exchange Act"), it will be required to include audited financial statements in its periodical reports for any existing business it may acquire. In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Finally, without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited. Consequently, acquisitions prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition.

Other Regulation

          An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

Dependence upon Management; Limited Participation of Management

          The Company will be entirely dependant upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. It is possible that, from time to time, the inability of such persons to devote their full time attention to the business of the Company could result in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible future business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

Lack of Continuity in Management

          The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with any acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

Dependence upon Outside Advisors

          To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will, be made by the Company's officers, without any input from shareholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

Leveraged Transactions

          There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

Competition

          The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

No Foreseeable Dividends

          The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

Loss of Control by Present Management and Stockholders

          In conjunction with completion of a business acquisition, it is anticipated that the Company will issue an amount of the Company's authorized but unissued Common Stock that represents the greater majority of the voting power and equity of the Company. In conjunction with such a transaction, the Company's current officers, directors, and principal shareholders could also sell all, or a portion, of their controlling block of stock to the acquired Company's stockholders. Such a transaction would result in a greatly reduced percentage of ownership of the Company by its current shareholders. As a result, the acquired Company's stockholders would control the Company, and it is likely that they would replace the Company's management with persons who are unknown at this time.

No Public Market Exists

          There is currently no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchasers finds a broker willing to effect a transaction in theses securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many leading institutions will not permit the use of such securities as collateral for any loans.

Sales of Existing Shares

          Of the presently outstanding 10,144,800 shares of Common Stock, 1,999,800 shares were issued pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended (the "Act") and are free trading shares, and 8,145,000 shares are "restricted securities" within the meaning of Rule 144 of the Act. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period, may under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a Company's outstanding common stock or the Average weekly trading volume during the four calendar weeks prior to sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after, the restricted securities have been held by the owner, for a period of at least two years. A sale of free trading shares or of shares under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of common stock of present shareholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

Blue Sky Consideration

          The securities registered hereunder have been registered for resale under the Blue-Sky laws of the State of New York. The holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware, that there may be significant state Blue-Sky law restrictions in other states upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.   Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resource

          The Company intends to seek to carry out its plan of business as discussed herein. In order to do so, it will require additional capital to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement on form 10-SB, and in conjunction with future compliance with its on-going reporting obligations.

Results of Operations

          The Company commenced operations in January, 1999. For the year ended August 31, 1999, the Company's revenues were $5,625 and for the year ended August 31, 2001, the Company's revenues were $131,601. The Company's business operation ceased in December 2000, upon its entering into a consent cease and desist order with the Securities Exchange Commission. As of November 30, 2001, the Company's balance sheet reflects that it has no assets or liabilities.

          For the current fiscal year, the Company anticipates incurring a loss as a result of expenses associated with registration and compliance with reporting obligations under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

          The Company's existing capital may not be sufficient to meet the Company's cash needs, including the costs of completing its registration and complying with its continuing reporting obligation under the Securities Exchange Act of 1934. Accordingly, additional capital may be required.

          No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. Not withstanding the forgoing, to the extent that additional funds are required, the Company anticipates receiving such funds in the form of advancements from current shareholders without issuance of additional shares or other securities, or through the private placement of restricted securities rather than through a public offering distribution of the Company's securities.

          Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance's of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

Item 3.   Description of Property.

          The Company currently maintains a mailing address at 2311 Bear Hills Court, Draper, Utah 84020. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (801)553-2150.

Item 4.   Security ownership of Certain Beneficial Owners and Management.

          The following table sets forth, as of the date of this Registration Statement, stock ownership of each executive officer and director of the Company, of all executive officers and directors of the Company as a group, and of each person known by Joning Corp. to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted.

                                      Number of Shares
Name and address                      Beneficially Owned       % of Class Owned
----------------                      ------------------       ----------------

John O. Jones                             3,000,000                  29.6%
2311 Bear Hill Court
Draper, UT 84020

Dr. Robert J. Wilkins                     5,145,000(1)               50.2%
18 Beatrice Lane
Glen Cove, NY 11542

All directors and executive
officers (2 persons)                      8,145,000                  79.8%

(1) includes the following shares:
     163,340 shares held of record by R&B Management, Inc., a corporation of which Robert Wilkins is President.
     700,000 shares held of record by Janet Wilkins, the wife of Robert Wilkins 1,000,000 sharesheld of record by Richard S. Wilkins, the brother of
Robert Wilkins


Item 5.   Directors, Executive Officers, Promoters, and Control Persons.

          The directors and executive officers serving the Company are as follows:

          Name                       Age          Position Held
          ----                       ---          --------------

          John O. Jones              57           President, Director
          Dr. Robert Wilkins         58           Secretary, Director

          The directors named above will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

          The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, but no more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

          John O. Jones has been President of the Company since its inception. He also currently serves as President of Pulse Technology, Inc. in Draper Utah, a company which is involved in research and development of products for early detection and testing of cardio-pulmonary disease. Mr. Jones has a background in engineering and math, and during his business career has held a number of management and administrative positions in those fields.

          Dr. Robert J. Wilkins, has been the Secretary and a director of the Company since January, 2001. Dr. Wilkins holds a degree in Veterinary Medicine from Sydney University in Australia and is a Board Certified Veterinary Clinical Pathologist and President of Cenvet Laboratory, a private veterinary diagnostic laboratory.

Conflicts of Interest

          None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

          The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.   Executive Compensation.

          No officer or director has received any compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.   Certain Relationship and Related Transactions

          No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

          The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such stock issuance might be made.

          It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

          The Company does not maintain an office, but it does maintain a mailing address at the office of its President, John O. Jones, 2311 Bear Hills Court, Draper, Utah 84020, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

          Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individual or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.   Description of Securities

Common Stock

          The Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of Common Stock, $.001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

          Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

          The Company's Transfer Agent is Standard Registrar & Transfer Company, Inc., 12528 South 1840 East, Draper, Utah 84020.

Reports to Stockholders

          The Company plans to furnish it stockholders with an annual report for each fiscal year ending August 31, containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another Company, it is the intention of management to continue furnishing annual reports to its stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                     Part II

Item 1. Market Price and Dividends on the Registrant's Common equity and other Shareholder Matters.

          There has been no established public trading market for the Company's securities since its inception on October 8, 1997. As of November 30, 2001, the Company had 10,144,800 shares issued and outstanding held of record by 26 shareholders. No dividends have been paid to date and the Company's Board of directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings.

         The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

Item 3.   Changes in and Disagreements with Accountants.

          The Company has had no changes in or disagreements with accountants on accounting or financial disclosure matters.

Item 4.   Recent sales of Unregistered Securities.

          No unregistered securities of the Company have been issued in the past 3 years:

Item 5.   Indemnification of Directors and Officers

          The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

(1) Article Eleventh of the Articles of Incorporation of the Company, filed as
Exhibit 3.1 to the Registration Statement.

(3) Nevada General Corporation Law, Chapter 78.

          The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the Company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.


                                    Part F/S
                                    --------

          The Financial Statements of Joning Corp. required by regulation S-B commence on page F-1 hereof and are incorporated herein by reference.

                                    Part III
                                    --------

Items 1 & 2           Index to Exhibits and Description of Exhibits

Exhibit  3.1          Articles of Incorporation
Exhibit  3.2          By-Laws

Signatures

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 4, 2002
                                            By:  /s/  John O. Jones
                                               --------------------------------
                                                      John O. Jones, President

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders
Joning Corp.
Draper, Utah

I have audited the accompanying balance sheets of Joning Corp. (Formerly Global Stock Exchange Corp.) as of November 30, 2001 and August 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the three months ended November 30, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joning Corp. (Formerly Global Stock Exchange Corp.) as of November 30, 2001 and August 31, 2001, and the results of its operations and cash flows for the three months then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company's significant net losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/  Stewart H. Benjamin
---------------------------------
     Stewart H. Benjamin
     Certified Public Accountant, P.C.

Plainview, New York
February 2, 2002



                                      JONING CORP.
                         (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                                     Balance Sheets


                                         ASSETS
                                         ------

                                                            November 30,    August 31,
                                                               2001            2001
                                                             --------        --------

Current assets:

  Cash                                                       $   --          $   --
                                                             --------        --------

Property and equipment, net                                     --               --
                                                             --------        --------

Other assets:
   Organization costs, net                                       --              --
   Investment, related party                                     --              --
                                                             --------        --------
                                                             --------        --------
                                                             --------        --------

                                                             $   --          $   --
                                                             ========        ========


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------


Current liabilities:
   Due to an officer/stockholder                             $   --          $   --
                                                             --------        --------

Stockholders' equity:
  Common stock; $.001 par value; authorized -
      25,000,000 shares; issued and outstanding -
      10,144,800 shares                                        10,145          10,145
   Additional paid-in capital                                  22,787          22,787
   Accumulated deficit                                        (32,932)        (32,932)
                                                             --------        --------
        Total stockholders' equity                              --               --
                                                             --------        --------

                                                             $   --          $   --
                                                             ========        ========


                       The accompanying notes are an integral part
                              of the financial statements.

                                           2

                                  JONING CORP.
                     (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                             Statement of Operations
                  For the Three Months Ended November 30, 2001



Commission revenues                                               $        --

Commission expense                                                         --
                                                                  -------------

Net revenues                                                               --
                                                                  -------------


Costs and expenses:
   Depreciation                                                            --
   Amortization                                                            --
   Impairment of investment in related party                               --
   General and administrative                                              --
                                                                  -------------
                                                                           --
                                                                  -------------

Net income (loss)                                                 $        --
                                                                  =============


                   The accompanying notes are an integral part
                          of the financial statements.

                                  JONING CORP.
                     (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                  Statement of Changes in Stockholders' Equity
                  For the Three Months Ended November 30, 2001




                                   Common Stock         Additional
                              -----------------------     Paid-in    Accumulated
                                Shares       Amount       Capital      Deficit
                              ----------   ----------   ----------   ----------

Balances, August 31, 2001     10,144,800   $   10,145   $   22,787   $  (32,932)

     Net income (loss)              --           --           --           --
                              ----------   ----------   ----------   ----------
Balances, November 30, 2001   10,144,800   $   10,145   $   22,787   $  (32,932)
                              ==========   ==========   ==========   ==========


                  The accompanying notes are an integral part
                          of the financial statements.

                                  JONING CORP.
                     (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                             Statement of Cash Flows
                  For the Three Months Ended November 30, 2001






Cash flows from operating activities:
   Net income (loss)                                                $       --
   Adjustments to reconcile net income to net
      cash provided by operating activities:
      Depreciation                                                          --
      Changes in assets and liabilities                                     --
                                                                    ------------
 Net cash provided by operating activities                                  --
                                                                    ------------

Cash flows from investing activities                                        --
                                                                    ------------

Cash flows from financing activities                                        --
                                                                    ------------

Net increase (decrease) in cash                                             --
                                                                    ------------
Cash - beginning                                                            --
                                                                    ------------
Cash - ending                                                       $       --
                                                                    ============


                  The accompanying notes are an integral part
                          of the financial statements.

                                  JONING CORP.
                     (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                          Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies

Description of Business
-----------------------

The financial statements presented are those of Joning Corp. (Formerly Global Stock Exchange Corp.), (the "Company"). The Company was incorporated under the laws of the State of Nevada on October 9, 1997. On March 29, 2000, the Company amended its articles of incorporation and changed the name of the Company to Joning Corp. The Company was in the business of providing consulting services, primarily in the area of reverse mergers between public shell corporations and private companies that desire to gain access to public trading markets through merger or other reorganization with a public shell corporation.

On July 27, 2000, pursuant to concerns expressed by the Securities and Exchange Commission over the reverse merger activities of the Company, management ceased its business activities and transferred all assets and liabilities of the Company to its principal shareholder, Kading Companies, S.A. The Company has indicated its intention to participate in a merger transaction with an operating company, which management will select after reviewing the business opportunities for their profit or growth potential.

Use of Estimates in the Preparation of Financial Statements
-------------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes
------------

There is no provision for income taxes since the Company has incurred net operating losses. At November 30, 2001, the Company has net operating loss carryforwards of $32,932 which may be available to offset future taxable income through 2021. A deferred tax asset has not been recorded for the net operating loss carryforwards due to uncertainties as to the ultimate realization of the deferred tax asset.

Note 2 - Stockholders' Equity

Common Stock
------------

On October 9, 1997, the Company issued 10,000,000 shares of common stock, 5,000,000 shares to the President of the Company for start-up expenses incurred, and 5,000,000 shares to Kading Companies, S.A. (the Company's parent) for organization costs and services. These common shares were valued at $.001 per share. On April 15, 1998, the Company sold 144,800 shares of common stock to

                                  JONING CORP.
                     (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                          Notes to Financial Statements



individual investors at a price of $.10 per share. During the year ended August 31, 2001 additional capital contributions of $10,469 were made by Kading Companies, S.A. to cover administrative expenses.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

Note 3 - Related Party Transactions

The Company does not lease or rent any property. Office services are provided without charge by an officer/shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Going Concern

The Company's financial statements have been prepared in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred an accumulated deficit of $32,932. The Company's continued existence is dependent on its ability to generate sufficient cash flow or raise additional capital to meet its obligations on a timely basis. The Company has been exploring sources to obtain additional equity or debt financing. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Accordingly, the Company's continuation as a going concern is in substantial doubt and the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence.

                                  JONING CORP.
                     (FORMERLY GLOBAL STOCK EXCHANGE CORP.)

                              FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000

                               TABLE OF CONTENTS

                                                                       Page No.

AUDITOR'S REPORT ...............................................          F-1

FINANCIAL STATEMENTS

        Balance sheets .........................................          F-2

        Statements of Operations ...............................          F-3

        Statements of Changes in Stockholders' Equity ..........          F-4

        Statements of Cash Flows ...............................          F-5

        Notes to Financial Statements ..........................          F-6

                                STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders
Joning Corp.
Draper, Utah

I have audited the accompanying balance sheets of Joning Corp. (Formerly Global Stock Exchange Corp.) as of August 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joning Corp. (Formerly Global Stock Exchange Corp.) as of August 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company's significant net losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/  Stewart H. Benjamin
---------------------------------
     Stewart H. Benjamin
     Certified Public Accountant, P.C.


Plainview, New York
February 1, 2002

                                  JONING CORP.
                     (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                                 Balance Sheets


                                     ASSETS
                                     ------

                                                     August 31,     August 31,
                                                        2001           2000
                                                      --------       --------

Current assets:
  Cash                                                $   --             --
                                                      --------       --------

Property and equipment, net                               --             --
                                                      --------       --------


Other assets:
   Organization costs, net                                --             --
   Investment, related party                              --             --
                                                      --------       --------
                                                      $   --             --
                                                      --------       --------

                                                      $   --         $   --
                                                      ========       ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities:
   Due to an officer/stockholder                      $  --          $   --
                                                      --------       --------

Stockholders' equity:
  Common stock; $.001 par value; authorized -
      25,000,000 shares; issued and outstanding -
      10,144,800 shares                                 10,145         10,145
   Additional paid-in capital                           22,787         12,318
   Accumulated deficit                                 (32,932)       (22,463)
                                                      --------       --------
        Total stockholders' equity                        --              --
                                                      --------       --------

                                                      $   --         $   --
                                                      ========       ========


                   The accompanying notes are an integral part
                          of the financial statements.

                                  JONING CORP.
                     (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                            Statements of Operations



                                                      Year Ended     Year Ended
                                                      August 31,      August 31,
                                                         2001            2000
                                                       ---------      ---------

Commission revenues                                    $    --        $ 131,601

Commission expense                                          --           74,112
                                                       ---------      ---------
Net revenues                                                --           57,489
                                                       ---------      ---------
Costs and expenses:
   Depreciation                                             --            3,315
   Amortization                                             --              120
   Impairment of investment in related party                --            5,000
   General and administrative                             10,469         57,433
                                                       ---------      ---------
                                                          10,469         65,868
                                                       ---------      ---------
Net loss                                               $ (10,469)     $  (8,379)
                                                       =========      =========


                  The accompanying notes are an integral part
                          of the financial statements.



                                         JONING CORP.
                            (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                         Statements of Changes in Stockholders' Equity
                         For the Years Ended August 31, 2001 and 2000



                                            Common Stock          Additional
                                     --------------------------     Paid-in      Accumulated
                                        Shares        Amount        Capital        Deficit
                                     -----------    -----------   -----------    -----------

Balances, August 31, 1999             10,144,800    $    10,145   $    15,834    $   (14,084)
   Transfer of net assets                   --             --          (3,516)          --
    Net loss                                --             --            --           (8,379)
                                     -----------    -----------   -----------    -----------
Balances, August 31, 2000             10,144,800         10,145        12,318        (22,463)
   Additional capital contribution          --             --          10,469           --
   Net loss                                 --             --            --          (10,469)
                                     -----------    -----------   -----------    -----------
Balances, August 31, 2001             10,144,800    $    10,145   $    22,787    $   (32,932)
                                     ===========    ===========   ===========    ===========


                         The accompanying notes are an integral part
                                 of the financial statements.

                                             F-4



                                     JONING CORP.
                        (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                              Statements of Cash Flows




                                                            Year Ended      Year Ended
                                                            August 31,      August 31,
                                                               2001           2000
                                                             --------       --------

Cash flows from operating activities:
   Net loss                                                  $(10,469)      $ (8,379)
   Adjustments to reconcile net loss to net
      cash provided by (used in) operating activities:
      Depreciation
                                                                 --            3,315
      Amortization                                               --              120
 Impairment of investment in related party                       --            5,000
        Changes in assets and liabilities:
        (Increase) decrease in prepaid expenses                  --             --
       Increase (decrease) in amounts
           due to an officer/stockholder                         --           (2,797)
                                                             --------       --------
       Net cash provided by (used in) operating activities       --             --

                                                              (10,469)        (2,741)
                                                             --------       --------
Cash flows from investing activities:
    Purchases of equipment                                       --           (2,558)
    Investment in related company                                --             --
                                                             --------       --------
       Net cash used in investing activities                     --           (2,558)
                                                             --------       --------

Cash flows from financing activities:
   Proceeds from sale of common stock                            --             --
   Additional capital contribution                             10,469           --
                                                             --------       --------
       Net cash provided by financing activities               10,469           --
                                                             --------       --------

Net increase (decrease) in cash                                  --           (5,299)
Cash at beginning of year                                        --            5,299
                                                             --------       --------

Cash at end of year                                          $   --         $   --
                                                             ========       ========


Supplemental disclosure of noncash investing and
 financing activities:
   Transfer of net assets to principal shareholder           $   --         $  3,516
                                                             ========       ========


                      The accompanying notes are an integral part
                             of the financial statements.

                                       F-5

                                  JONING CORP.
                     (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                          Notes to Financial Statements



Note 1 - Summary of Significant Accounting Policies

Description of Business
-----------------------

The financial statements presented are those of Joning Corp. (Formerly Global Stock Exchange Corp.), (the "Company"). The Company was incorporated under the laws of the State of Nevada on October 9, 1997. On March 29, 2000, the Company amended its articles of incorporation and changed the name of the Company to Joning Corp. The Company was in the business of providing consulting services, primarily in the area of reverse mergers between public shell corporations and private companies that desire to gain access to public trading markets through merger or other reorganization with a public shell corporation.

On July 27, 2000, pursuant to concerns expressed by the Securities and Exchange Commission over the reverse merger activities of the Company, management ceased its business activities and transferred all assets and liabilities of the Company to its principal shareholder, Kading Companies, S.A. The Company has indicated its intention to participate in a merger transaction with an operating company, which management will select after reviewing the business opportunities for their profit or growth potential.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes
------------

There is no provision for income taxes since the Company has incurred net operating losses. At August 31, 2001, the Company has net operating loss carryforwards of $32,932 which may be available to offset future taxable income through 2021. A deferred tax asset has not been recorded for the net operating loss carryforwards due to uncertainties as to the ultimate realization of the deferred tax asset.

Note 2 - Stockholders' Equity

Common Stock
------------

On October 9, 1997, the Company issued 10,000,000 shares of common stock, 5,000,000 shares to the President of the Company for start-up expenses incurred, and 5,000,000 shares to Kading Companies, S.A. (the Company's parent) for organization costs and services. These common shares were valued at $.001 per share. On April 15, 1998, the Company sold 144,800 shares of common stock to

                                  JONING CORP.
                     (FORMERLY GLOBAL STOCK EXCHANGE CORP.)
                          Notes to Financial Statements


individual investors at a price of $.10 per share. During the year ended August 31, 2001 additional capital contributions of $10,469 were made by Kading Companies, S.A. to cover administrative expenses.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

Note 3 - Related Party Transactions

The Company does not lease or rent any property. Office services are provided without charge by an officer/shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Going Concern

The Company's financial statements have been prepared in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred an accumulated deficit of $32,932. The Company's continued existence is dependent on its ability to generate sufficient cash flow or raise additional capital to meet its obligations on a timely basis. The Company has been exploring sources to obtain additional equity or debt financing. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Accordingly, the Company's continuation as a going concern is in substantial doubt and the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence.

                                       F-7